EXHIBIT 99.1

04/CAT/05

FOR IMMEDIATE RELEASE

07.00 GMT, 02:00 EST MONDAY 9 FEBRUARY 2004

For further information contact:

Cambridge Antibody Technology Tel: +44 (0) 1223 471 471 Peter Chambré, Chief Executive Officer John Aston, Chief Financial Officer Rowena Gardner, Director of Corporate Communications

Weber Shandwick Square Mile (Europe)
 Tel: +44 (0) 20 7067 0700
Kevin Smith
Rachel Lankester

BMC Communications/The Trout Group (USA)
 Tel: +1 212 477 9007
Brad Miles, ext 17 (media)
Brandon Lewis, ext 15 (investors)

CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC
ANNOUNCES FIRST QUARTER FINANCIAL RESULTS

Cambridge, UK … Cambridge Antibody Technology Group plc (LSE: CAT; NASDAQ: CATG) today announces financial results for the first quarter of its financial year, from 1 October 2003 to 31 December 2003, and an update on business since the Preliminary Results Announcement on 17 November 2003.

SUMMARY

●	Continued progress in CAT core development programmes:
	-	preliminary results show primary objective of CAT-192 Phase I/II clinical trial met: CAT-192 found to be generally safe and well-tolerated
	-	enrolment complete in Phase III pivotal International clinical trial of TrabioTM
●	Further steps taken in strategy to focus investment on core programmes:
	-	co-development agreement with Amgen restructured on attractive terms
	-	co-development agreement with Elan in the fields of neurology and pain terminated by CAT
●	Extension of manufacturing agreement with Lonza to secure supply of clinical grade antibody drugs to the end of 2006
●	Second tranche of equity investment by Genzyme
●

Reduced net cash outflow before management of liquid resources and financing: £6.6 million for the three months ended 31 December 2003 compared with £7.2 million for the three months ended 31 December 2002

●	Net cash and liquid resources increased to £115.1 million at 31 December 2003 from £107.8 million at 30 September 2003

CAT PRODUCT CANDIDATES

Enrolment is complete in the Phase III pivotal International clinical trial of Trabio, a human anti-TGFb2 monoclonal antibody, in patients undergoing first time surgery for glaucoma (trabeculectomy). A total of 393 patients in six European countries and South Africa were randomised in the double-blind trial which compares Trabio with placebo. Data from this trial are expected in early 2005 when all patients will have completed at least one year of follow-up post surgery.

CAT and Genzyme Corp today announce preliminary results from a Phase I/II clinical trial of CAT-192, a human anti-TGFb1monoclonal antibody. The primary objective of the trial was to assess the safety, tolerability and pharmacokinetics of CAT-192 in patients suffering from diffuse systemic sclerosis. The secondary objective was to evaluate the potential clinical outcomes for any future trial in systemic sclerosis.

The double-blind, placebo-controlled trial enrolled 45 patients at 12 medical centres in the US and Europe. Patients were randomised to receive one of three dose levels of CAT-192 (0.5 mg/kg, 5 mg/kg or 10 mg/kg) or matching placebo, given as an intravenous infusion every six weeks for four doses. Preliminary results show that the primary objective of the trial was met; CAT-192 was generally safe and well-tolerated at each dose level. Elimination half-life was consistently around three weeks. There were no treatment-related serious adverse events observed. Four patient deaths occurred during the trial (one at 0.5 mg/kg and three at 5 mg/kg) and were determined by independent medical reviewers to be attributable to patients' underlying disease, and unrelated to treatment. For the secondary objective of the trial a number of clinical endpoints and biological markers, potentially indicative of disease progression, were evaluated. Preliminary review of these markers indicated that disease duration and gender played important roles in the results seen, and that the placebo group's skin score did not deteriorate during the trial as anticipated. Given these factors and the small sample size, no definitive conclusions regarding the efficacy of CAT-192 can be drawn at this time. Additional analyses and alternative trial designs are being evaluated.

An Investigational New Drug application fora Phase I trial inthe US in idiopathic pulmonary fibrosis (IPF) of GC-1008, a pan-specific human anti-TGFb monoclonal antibody being developed by CAT and Genzyme, has been filed with the US Food and Drug Administration (FDA). Discussions with the FDA are ongoing.

HUMIRA™

In January, Abbott Laboratories announced increased worldwide 2004 sales forecasts for HUMIRA™ (adalimumab), a human anti-TNFa monoclonal antibody and the first CAT-derived antibody to receive approval for marketing. Abbott reported that HUMIRA is now approved for sale in 37 countries and achieved full year sales in 2003 of $280 million. Based on this performance, Abbott has raised its sales expectations for 2004 to more than $700 million.

The legal proceedings CAT commenced against Abbott Biotechnology Limited and Abbott GmbH in November 2003 in the High Court in London are continuing.

OTHER LICENSED PRODUCT CANDIDATES

LymphoStat-B™, a human monoclonal antibody which modulates the activities of B-lymphocytes, was isolated at CAT in collaboration with Human Genome Sciences, Inc (HGSI) and licensed to HGSI in 2001. In January 2004, HGSI announced that it has begun dosing patients in a Phase II clinical trial of LymphoStat-B for the treatment of rheumatoid arthritis. The double-blind, placebo-controlled multi-centre Phase II trial will evaluate safety, optimal dosing and efficacy of LymphoStat-B in approximately 230 patients with active rheumatoid arthritis who have failed prior therapy. Also, HGSI continues to enrol and dose patients in its double-blind, placebo-controlled, multi-centre Phase II clinical trial of LymphoStat-B in patients with active systemic lupus erythematosus. HGSI plans to complete enrolment of both Phase II clinical trials in 2004.

HGSI has completed enrolment in its Phase I placebo-controlled, dose-escalation clinical trial to evaluate the safety, tolerability and pharmacokinetics of ABthrax™, a human anti-protective antigen monoclonal antibody isolated and developed by HGSI from antibody libraries licensed from CAT. HGSI has announced that it intends to submit an abstract from the trial for presentation at the American Society of Microbiology's Biodefence Meeting, scheduled for March 2004. HGSI has stated that further development of ABthrax will depend on US government funding.

HGSI continues with the Phase I clinical trials to evaluate the safety and pharmacology of HGS-ETR1 (previously known as TRAIL-R1 mAb) in patients with advanced solid tumours and has submitted an abstract from the Phase I clinical trials for presentation at the Annual Society of Clinical Oncology meeting, scheduled for June. HGSI plans to initiate Phase II clinical trials in 2004.

In the Phase I open-label, dose-escalating clinical trial of HGS-ETR2 (previously known as TRAIL-R2 mAb), HGSI continues to enrol patients with advanced tumours. Additionally, HGSI has recently received clearance from the FDA to commence a Phase I clinical trial in the US. HGSI plans to complete enrolment of both Phase I trials in 2004.

There are four product candidates at pre-clinical development stage at CAT's collaborators.

DISCOVERY STAGE PROGRAMMES

There are ongoing research programmes to 14 distinct molecular targets at CAT.  Half are funded or co-funded by CAT and half are funded by CAT's licensees.

In December CAT restructured its agreement with Amgen, with Amgen taking over responsibility for the further development and marketing of the therapeutic antibody candidates isolated by CAT against two targets identified by Amgen and covered by an earlier collaboration agreement between CAT and Immunex. In return, CAT receives from Amgen an initial fee and potential milestone payments and royalties on future sales. This agreement allows CAT to focus its investment on a smaller number of core programmes, while retaining significant interest in the success of these two antibody candidates.

After three years, CAT has exercised its right to terminate its agreement with Elan, effective from 21 February 2004. The collaboration involved research on a number of targets. Terminating this exclusive agreement will allow CAT to collaborate with third parties in the fields of neurology and pain. The termination of the existing agreement does not preclude future collaboration with Elan.

In December, the research collaboration with Pfizer was extended for a further six months to 30 May 2004.

OPERATIONS

In January CAT and Lonza announced the extension of their November 2001 agreement, confirming that Lonza Biologics will manufacture and supply clinical grade antibody drugs to CAT through to the end of 2006. This will enable CAT to plan further ahead with confidence and will guarantee that CAT and its collaborators have access to Lonza's world-class manufacturing capability at production scale (up to 2,000L), for both ongoing programmes and future projects, in a cost-effective way.

FINANCIAL RESULTS

A review of the financial results for the three months ended 31 December 2003 is set out below. The comparative figures in brackets are for the corresponding period in the prior financial year unless otherwise stated.

CAT made a loss after taxation for the three months ended 31 December 2003 of £9.1 million (2002: £10.5 million). Net cash outflow before management of liquid resources and financing for the period was £6.6 million (2002: £7.2 million).

Revenue in the period was £3.8 million (2002: £1.4 million). Royalty income of £0.7 million was recognised as revenue in the quarter representing the amount received from Abbott in respect of HUMIRA for sales through to 30 June 2003. Licence fees of £1.1 million and milestone payments of £1.3 million were recognised in the period. Four technical milestone payments were received from Pfizer in December 2003. A proportion of a clinical milestone received from Abbott in the last financial year was released to revenue, having been offset against the first royalty payment made by Abbott. Revenues of £0.6 million were generated from contract research fees under collaborations with Pfizer, Wyeth Research and Merck & Co., Inc. The research services being performed for Wyeth Research were completed during the period.

Direct costs for the three months ended 31 December 2003 were £0.2 million, reflecting royalties due to the Medical Research Council and other licensors in respect of the royalties CAT receives on product sales.

Operating costs for the period amounted to £13.6 million (2002: £13.2 million). Research and development expenses decreased from £11.2 million for the three months ended 31 December 2002 to £10.4 million for the three months ended 31 December 2003. Research and development costs for the three months ended 31 December 2002 included the one-off cost of a cross-licensing arrangement with Xoma for antibody-related technologies.

External development costs have risen significantly from £2.5 million in the three months ended 31 December 2002 to £4.7 million in the three months ended 31 December 2003, reflecting activity on clinical trials, particularly Trabio.

General and administration expenses increased from £2.0 million for the three months ended 31 December 2002 to £3.2 million for the three months ended 31 December 2003. The main reason for this increase is a non-cash charge arising from the retranslation of CAT's trading balances with its US subsidiary, Aptein Inc., as over the relevant period there has been a material depreciation in the value of the US Dollar compared to Sterling.

During the period the Group accrued interest receivable on its cash deposits of £1.0 million  (2002: £1.3 million) reflecting the reduced level of cash and liquid resources held in interest bearing securities and the lower interest rates available.

Genzyme has increased its equity stake in CAT through a subscription of £22.9 million for 4.3 million shares. The subscription for shares occurred in two tranches, the first of which occurred during the previous financial year. The second tranche was for 2.5 million shares with a value of £13.3 million, issued following shareholder approval at the EGM held in October 2003.

As a result of the Genzyme subscription, net cash and liquid resources at 31 December 2003 increased to £115.1 million from £107.8 million at 30 September 2003.

CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC

Preliminary Statement of Results for the THREE MONTHS ended 31 DECEMBER 2003 CONSOLIDATED PROFIT AND LOSS ACCOUNT (unaudited)
	Three months ended 31 December 2003 Convenience translation	Three months ended 31 December 2003	Three months ended 31 December 2002	Year ended 30 September 2003

US$'000
		£'000	£'000	£'000

Turnover	6,812	3,818	1,405	8,743
Direct costs	(442)	(248)	(9)	(690)

Gross profit	6,370	3,570	1,396	8,053

Research and development expenses	(18,591)	(10,420)	(11,234)	(44,981)
General and administration expenses	(5,704)	(3,197)	(2,008)	(9,196)

Operating loss	(17,925)	(10,047)	(11,846)	(46,124)

Interest receivable (net)	1,754	983	1,306	4,360

Loss on ordinary activities before taxation	(16,171)	(9,064)	(10,540)	(41,764)
Taxation on loss on ordinary activities	-	-	-	2,573

Loss for the financial period	(16,171)	(9,064)	(10,540)	(39,191)

Loss per share - basic and diluted (pence)		22.5p	29.1p	107.5p

Consolidated Statement of Total Recognised Gains and Losses

	Three months ended 31 December 2003 Convenience translation	Three months ended 31 December 2003	Three months ended 31 December 2002	Year ended 30 September 2003

US$'000
		£'000	£'000	£'000

Loss for the financial period	(16,171)	(9,064)	(10,540)	(39,191)
Gain on foreign exchange translation	1,675	939	256	606

Total recognised losses relating to the period	(14,496)	(8,125)	(10,284)	(38,585)

The losses for all periods arise from continuing operations.
This financial information has been prepared in accordance with UK GAAP. The dollar translations are solely for the convenience of the reader.

CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC

Preliminary Statement of Results for
the THREE MONTHS ended 31 DECEMBER 2003

CONSOLIDATED BALANCE SHEET

(unaudited)	As at 31 December 2003 Convenience translation	As at 31 December 2003	As at 31 December 2002	As at 30 September 2003

US$'000
		£'000	£'000	£'000
Fixed Assets

Intangible assets	11,811	6,620	7,671	6,883
Tangible fixed assets
24,618
		13,798	13,907	14,366
Investments
6,018
		3,373	215	3,373

	42,447	23,791	21,793	24,622

Current assets

Debtors	11,622	6,514	5,104	4,526
Short term investments	201,673	113,033	116,449	108,347
Cash at bank and in hand	6,473	3,628	7,645	1,056

	219,768	123,175	129,198	113,929
Creditors

Amounts falling due within one year	(23,550)	(13,199)	(16,024)	(12,657)

Net current assets	196,218	109,976	113,174	101,272

Total assets less current liabilities	238,665	133,767	134,967	125,894
Creditors
Amounts falling due after more than one year	(36,165)	(20,270)	(8,798)	(18,152)

Net assets	202,500	113,497	126,169	107,742

Capital and reserves
Called-up share capital	7,313	4,099	3,635	3,834
Share premium account	404,118	226,498	203,208	212,883
Other reserve	24,008	13,456	13,456	13,456
Profit and loss account	(232,939)	(130,556)	(94,130)	(122,431)

Shareholders' funds - all equity	202,500	113,497	126,169	107,742

This financial information has been prepared in accordance with UK GAAP. The dollar translations are solely for the convenience of the reader.

CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC

PRELIMINARY STATEMENT OF RESULTS FOR
THE THREE MONTHS ENDED 31 DECEMBER 2003

CONSOLIDATED CASH FLOW STATEMENT

(unaudited)	Three months ended 31 December Convenience translation	Three months ended 31 December 2003	Three months ended 31 December 2002	Year ended 30 September 2003

US$'000
		£'000	£'000	£'000

Net cash outflow from operations	(13,219)	(7,409)	(5,414)	(35,819)

Returns on investments and servicing of finance
Interest received	2,150	1,205	1,048	5,095
Interest element of finance leases	(39)	(22)	-	(46)

	2,111	1,183	1,048	5,049

Taxation	-	-	2,637	5,210

Capital expenditure and financial investment

Purchase of intangible fixed assets	-	-	(2,673)	(2,673)
Purchase of tangible fixed assets	(666)	(373)	(2,826)	(5,413)
Sale of tangible fixed assets	-	-	-	4

	(666)	(373)	(5,499)	(8,082)

Net cash outflow before management of liquid resources and financing	(11,774)	(6,599)	(7,228)	(33,642)

Management of liquid resources	(8,361)	(4,686)	10,245	18,778

Financing
Issue of ordinary share capital	24,765	13,880	688	10,562
Proceeds from new finance lease commitment	-	-	504	1,389
Capital elements of finance lease rental payments	(150)	(84)	(36)	(221)

	24,615	13,796	1,156	11,730

Increase/(decrease) in cash	4,480	2,511	4,173	(3,134)

This financial information has been prepared in accordance with UK GAAP. The dollar translations are solely for the convenience of the reader.

            Notes to the financial information

ACCOUNTING POLICIES

This financial information has been prepared in accordance with the policies set out in the statutory financial statements for the year ended 30 September 2003.

CONVENIENCE TRANSLATION

The consolidated financial statements are presented in Sterling. The consolidated financial statements as of and for the period ended 31 December 2003 are also presented in US Dollars as a convenience translation. The Dollar amounts are presented solely for the convenience of the reader and have been calculated using an exchange rate of £1:US$1.7842, the noon buying rate as of 31 December 2003. No representation is made that the amounts could have been or could be converted into US Dollars at this or any other rates.

LOSS PER SHARE

The loss per ordinary share and diluted loss per share are equal because share options are only included in the calculation of diluted earnings per share if their issue would decrease the net profit per share or increase the net loss per share. The calculation is based on the following for the three months ended 31 December 2003, the three months ended 31 December 2002 and the year ended 30 September 2003 respectively: losses of £9,064,000, £10,540,000, and £39,191,000; weighted average number of shares in issue of 40,270,246, 36,260,545 and 36,440,993. The Company had ordinary shares in issue of 40,991,338 and a total of 1,967,118 ordinary shares under option as of 31 December 2003.

Reconciliation of operating loss to operating cash outflow

	Three months ended 31 December Convenience translation	Three months ended 31 December 2003	Three months ended 31 December 2002	Year ended 30 September 2003

US$'000
		£'000	£'000	£'000

Operating loss	(17,925)	(10,047)	(11,846)	(46,124)
Depreciation charge	1,345	754	726	2,989
Amortisation of intangible fixed assets	469	263	262	1,050
Loss on disposal of fixed assets	-	-	7	94
Shares received from MorphoSys	-	-	-	(3,589)
Increase in debtors	(3,909)	(2,191)	(926)	(1,285)
Increase in deferred income	4,500	2,522	121	10,597
Increase in creditors (excluding deferred income)	2,301	1,290	6,242	449

	(13,219)	(7,409)	(5,414)	(35,819)

ANALYSIS AND RECONCILIATION OF NET FUNDS

	1 October 2003	Cash flow	Exchange movement	31 December 2003
	£'000	£'000	£'000	£'000

Cash at bank and in hand	1,056	2,540	32	3,628
Overdrafts	(1,144)	(29)	-	(1,173)

		2,511	32
Liquid resources	107,916	4,686	-	112,602

Net cash and liquid resources	107,828	7,197	32	115,057
Finance leases	(1,168)	84	-	(1,084)

Net funds	106,660	7,281	32	113,973

	Three months ended 31 December 2003 £'000	Year ended 30 September 2003 £'000

Increase/(decrease) in cash in the period	2,511	(3,134)
Increase/(decrease) in liquid resources	4,686	(18,778)
Decrease/(increase) in lease financing	84	(1,168)

Change in net funds resulting from cash flows	7,281	(23,080)
Exchange movement	32	(35)

Movement in net funds in period	7,313	(23,115)
Net funds at 1 October 2003	106,660	129,775

Net funds at 31 December 2003	113,973	106,660

RECONCILIATION OF MOVEMENTS IN GROUP SHAREHOLDERS' FUNDS

	Three months ended 31 December 2003 £'000	Year ended 30 September 2003 £'000

Loss for the financial period	(9,064)	(39,191)
Other recognised gains and losses relating to the period	939	606

	(8,125)	(38,585)
New shares issued	13,880	10,562

Net increase/(decrease) in shareholders' funds	5,755	(28,023)
Opening shareholders' funds	107,742	135,765

Closing shareholders' funds	113,497	107,742

FINANCIAL STATEMENTS

The preceding information, comprising the Consolidated Profit and Loss Account, Consolidated Statement of Total Recognised Gains and Losses, Consolidated Balance Street, Consolidated Cash Flow Statement and associated notes, does not constitute the Company's statutory financial statements for the year ended 30 September 2003 within the meaning of section 240 of the Companies Act 1985, but is derived from those financial statements. Results for the three month periods ended 31 December 2003 and 31 December 2002 have not been audited. The results for the year ended 30 September 2003 have been extracted from the statutory financial statements which have been filed with Registrar of Companies and upon which the auditors reported without qualification.

The annual report and financial statements for the year ended 30 September 2003 are available from the Corporate Communications Department at the Company's registered office:

Cambridge Antibody Technology Group plc
Milstein Building
Granta Park
Cambridge
CB1 6GH, UK
Tel: +44 (0) 1223 471471

-ENDS-

Notes to Editors

Cambridge Antibody Technology (CAT):

●

CAT is a UK-based biotechnology company using its proprietary technologies and capabilities in human monoclonal antibodies for drug discovery and drug development. Based near Cambridge, England, CAT currently employs around 270 people.

●

CAT is a leader in the discovery and development of human therapeutic antibodies and has an advanced proprietary platform technology for rapidly isolating human monoclonal antibodies using phage display and ribosome display systems. CAT has extensive phage antibody libraries, currently incorporating more than 100 billion distinct antibodies. These libraries form the basis for the Company's strategy to develop a portfolio of antibody-based drugs.

●	Three CAT human therapeutic antibody products are now in clinical development, with two further product candidates in pre-clinical development.
●

HUMIRATM, the leading CAT-derived antibody, isolated and optimised in collaboration with Abbott, has been approved by the US Food and Drug Administration for marketing in the US and by the European Commission for marketing in the EU as a treatment for rheumatoid arthritis.

●	Five further licensed CAT-derived human therapeutic antibodies are in clinical development, with three further licensed product candidates in pre-clinical development.
●

CAT has alliances with a number of pharmaceutical and biotechnology companies to discover, develop and commercialise human monoclonal antibody-based products. In particular, CAT has a broad collaboration with Genzyme for the development and commercialisation of antibodies directed against TGFb, a family of proteins associated with fibrosis and scarring. This collaboration has so far given rise to one antibody product candidate at clinical development stage, and one at pre-clinical development stage.

●	CAT has also licensed its proprietary technologies to several companies. CAT's licensees include: Abbott, Amgen, Chugai, Human Genome Sciences, Merck & Co, Pfizer and Wyeth Research.
●	CAT is listed on the London Stock Exchange and on NASDAQ. CAT raised £41m in its IPO in March 1997 and £93m in a secondary offering in March 2000.

Application of the Safe Harbor of the Private Securities Litigation Reform Act of 1995: This press release contains statements about Cambridge Antibody Technology Group plc ("CAT") that are forward looking statements. All statements other than statements of historical facts included in this press release may be forward looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. These forward looking statements are based on numerous assumptions regarding the company's present and future business strategies and the environment in which the company will operate in the future. Certain factors that could cause the company's actual results, performance or achievements to differ materially from those in the forward looking statements include: market conditions, CAT's ability to enter into and maintain collaborative arrangements, success of product candidates in clinical trials, regulatory developments and competition. We caution investors not to place undue reliance on the forward looking statements contained in this press release. These statements speak only as of the date of this press release, and we undertake no obligation to update or revise the statements.